U.S. Securities and Exchange Commission
Washington, D.C. 20549


Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Act of 1934



UNIVERSAL BIO-MEDICAL ENTERPRISE, INC.
(Name of Small Business Issuer in its charter)


Florida                                               65-0756378
(State or other jurisdiction of         (I.R.S. Employer Identification No.).
incorporation or organization)



3473 S.W. Palm City School Road,
Palm City
Florida                                                              34990
(Address of principal executive offices)     (Zip Code)

Issuer's telephone Number,    (561) 287-3340


Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

Common Stock  (No Par Value)
(Title of class)

Check whether the issuer (1) filed all reports required to be filed by
      Section 13 or 15(d) of the
Exchange Act during the past 12 months (or for such period
      that the registrant was required
 to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[    ]  YES       [ X ]   NO







Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B contained in this form, and no disclosure will be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this
Form 10-SB or any amendment to this Form 10-SB.    [X]

State the issuer's revenue for the most recent fiscal year.
Fiscal year ending September 30, 2000, the Issuer's revenues were $238,365.

State the aggregate market value of the voting stock held by non-affiliates computed
by reference to the price at which the stock was sold, or the average bid and asked price of such, as of a specified date within the last 60 days. No public market has existed for the registrant's securities so no calculation is possible.

State the number of shares outstanding of each of the Issuer's classes of common equity as of the latest practicable date. As of September 30, 2000:

Common Stock   2,155,000 shares.












Transitional Small Business Disclosure Format
  YES [  ]   NO  [X]























TABLE OF CONTENTS



Item 101	- Description of Business

Item 102	- Description of Property

Item 103	- Legal Proceedings

Item 201	- Market Price of and Dividends on the
        Registrant's Common Equity and Related Stockholder Matters

Item 202	- Description of Securities

Item 303	- Management's Discussion and Analysis or  Plan of Operation

Item 304	- Changes in and Disagreements with Accountants

Item 310	- Financial Statements

Item 401	- Directors and Executive Officers, Promoters and Control Persons

Item 402	- Executive Compensation

Item 403	- Security Ownership of Certain Beneficial Owners and Management

Item 404	- Certain Relationships and Related Transactions

Item 601	- Index of Exhibits:



















PART  I.

ITEM  101  DESCRIPTION OF BUSINESS

(a) Business Development

(1)Universal Bio-Medical Enterprise, Inc., hereinafter referred to as the Issuer, was incorporated, under the laws of the State of Florida, in April of 1997, with the name Cypro Products, Inc. and then a name change in April of 1998, with the name Cypro Environmental Group, Inc.
On August 30, 1999, Articles of Amendment were filed with the
Florida Department of State that changed the name of the Issuer to Universal Bio-Medical Enterprise, Inc

(2)Since the incorporation of the Issuer, neither it nor its sole operating subsidiary, have gone through any bankruptcy, receivership or similar proceeding.

(3) On May 6, 1998, Eutro Group Holding, Inc. sold its
Bio-Analytic Laboratories, Inc. subsidiary to the Issuer, a privately held corporation. As consideration for this sale, Eutro received 500,000 shares of the Issuer's common stock that Eutro valued at $1,000,000.
No other material reclassification, merger, consolidation, purchase or sale of a significant amount of assets not in the ordinary course of business has occurred

(b) Business Of Issuer

The Issuer is a development stage company organized to engage primarily in acquiring independent businesses involved in the development, manufacture and marketing of cost sensitive products and services that enhance the quality of human life. Its broad focus encompasses health monitoring systems that share innovative laboratory based core technologies. The rationale behind the Issuer's buy and build philosophy is that economies of scale are achieved by centralizing the functions of purchasing, accounting, human resource and provision of capital for expansion and marketing.

(1) Bio-Analytic Laboratories, Inc., hereinafter referred to as Bio, is a twenty-eight year-old manufacturer of reagents used for blood analysis with focus on chemistry. Blood chemistry analysis is the highest in dollar volume of all tests done in clinical laboratories.
Bio manufactures many of the reagents for some of the more popular chemistry analyzers used in clinical laboratories. The product menu includes 30 different routine chemistry analytes, the most popular of which are the following:

Acid  Phosphatase      	Chloride	     LDH
Albumin		Cholesterol	     Magnesium
Alkaline Phosphatase	Cholesterol  HDL   Phosphorus
ALT		CPK	     Potassium
Amylase               	Creatinine	     Protein
AST		Gamma GT	    Sodium
Bilirubin, Total      	Glucose	    Triglycerides
Bilirubin, Direct	Iron	Urea Nitrogen (BUN)  					Uric Acid
198:    Calcium 		Iron Binding



The market for Bio's products is the various diagnostic laboratories that it has as clients. Most of these are independent laboratories. The others are parts of hospitals and clinics.

(2)The above products are distributed domestically both through direct sales and by Bio's network of authorized distributors. Its international sales are conducted entirely through local distributors in each country.

HEART DISEASE-The single largest cause of mortality worldwide is cardiovascular disease including ischemic heart disease, acute myocardial infarct and cerebro-vascular disease.

DIABETES-This is a global health care problem associated with increased risk of complications including retinopathy, kidney failure, nerve damage, stroke, heart disease and circulatory problems.

In addition to the laboratory reagent lines, Bio is expanding its product portfolio with the launch of several new, branded, rapid
"point of care" chemistry products. These products include a revolutionary low cost portable analyzer, the Bio-Stat Plus, for use in home or physician office. Testing is done by applying blood to a reagent impregnated strip that is inserted into the analyzer and results read within minutes. Finger stick blood may be used to test a broad spectrum of analytes including glucose, ketones, cholesterol, HDL, LDL, triglycerides and Hemoglobin A1c.

The Bio-Stat Plus is designed for the complete management of diabetes and its resulting complications. It resembles the common glucose meter used by diabetics to check glucose levels. This instrument however, is capable of running many other tests. Its test menu includes glucose, cholesterol, ketones, HDL, LDL, triglycerides, hemoglobin A1c and creatinine. The Bio-Stat Plus test system is currently FDA approved for professional and consumer use for glucose and cholesterol.
The system is currently approved for professional use in testing for HDL and ketones. Approval for home use for all tests in the menu is expected in the future.

Bio-Analytic Glucoscan
 .
The Bio-Analytic Glucoscan is a rapid care device that may be used by professionals or individuals to monitor glucose levels in diabetics. Approximately 5% of the world's population has diabetes and only half of this number is under active diabetic treatment.
The other half of the global diabetic population is asymptomatic and undiagnosed. At present, diabetes and its complications are the third leading cause of death by illness particularly in certain ethnic groups like Afro-Americans and East Indians. The American Diabetic Association recommends that the health care community consider testing for diabetes in all adults at age 45 and above, and if normal, repeat the testing at three-year intervals. More-frequent screening is recommended for individuals "at risk" for diabetes. Nearly 16 million Americans have diabetes, but only half are diagnosed. Widespread and consistent use of glucose testing, with appropriate screening and re-testing, could help identify up to two million of the eight million undiagnosed Americans according to the Centers for Disease Control and Prevention.
There is no cure for diabetes. Left untreated or undiagnosed, diabetes can lead to heart disease, blindness, kidney failure and amputations. However, when people with diabetes have supplies and education to maintain normal blood glucose levels, tragic complications can be prevented or delayed. The global blood glucose testing market is estimated to be $2,000,000,000 per year and includes testing for glucose, ketones and Hemoglobin A1c.

Bio-Analytic Ketoscan

Diabetic Ketosis or non-ketotic hyperosmolarity is a complication of diabetes where blood sugar is so high that it upsets the body chemistry resulting in delirium, increased breathing, sweet smell of acetone on breath (that may be mistaken for smell of alcohol), dehydration, and decreased blood pressure. The measurement of ketones using the Bio-Analytic
Ketoscan in conjunction with Bio-Stat Plus, is an important aspect of monitoring for diabetic complications.

Bio-Analytic Lipid Panel

The Laboratory Standards Panel established by the NCEP to evaluate the state of cholesterol testing has recommended that in addition to cholesterol and triglycerides, HDL and LDL cholesterol be routinely tested as part of the detection and treatment guidelines for heart disease. Bio-Analytic HDLscan, Bio-Analytic LDLscan and Bio-Analytic
Trigscan are a response to the NCEP guideline making these tests readily available on a low cost, FDA approved, portable device, the Bio-Stat Plus for point of care markets. The rationale behind testing HDL and LDL is that a low HDL in the presence of a low total cholesterol is a risk factor for heart disease. Similarly, high levels of LDL, the bad cholesterol, increases the risk of heart disease. Triglyceride quantification by the Trigscan in the Bio-Stat Plus is also important for therapeutic intervention.

(4)The competitive situation in the diagnostic field of medicine, and in particular the manufacture of reagents, finds a multitude of companies which have developed instrumentation and the reagents necessary for automated large volume testing. Many of these companies also manufacture reagents for analyzers other than their own, thereby creating a very competitive market. This does not mean that Bio is eliminated from this market, only that it must configure its products to work on those particular analyzers in the same way that an independent photographic film producer makes film to be compatible with cameras produced by various manufacturers.

(5)Sources and availability of raw materials and principal suppliers. These are readily available from many chemical companies. Bio gives its purchase orders to the lowest cost supplier.

(6)Bio is not dependent on one or a few major customers for a significant or major part of its sales. While regrettable, the loss of any single client would not have a material effect on its operation.

(7)The name Bio-Analytic and Hexagon Symbols are trademarked.

(8)Approval of products and services by the Food and Drug Administration (FDA) is mandated by the Government. With our technology, resources and products redefined, a schedule of technical milestones will be established. The first major milestone of this schedule is the filing of a 510(k) with the Food and Drug Administration which regulates the product claims of a variety of medical products including diagnostics. This filing is named after the section of Federal Code, which establishes the process.
Filing requires extensive data collection designed to document the correctness of the new products based on internal consistency and comparison to an already established method. The 510(k) must focus on the new assay performance, and it requires the Issuer to establish a support network of manufacturing documentation, quality control and external validation. The company divisions have elucidated the overall 510(k) strategy.

(9)The effect of existing governmental regulations on Bio's business has been described in Section 8 immediately above.
During its life, Bio has complied with all FDA rules and regulations and has passed all regularly scheduled and spot inspections.
It is worthy of note that Bio has never had to recall any of its products.

(10)The amount spent during the last two fiscal years for Research and Development is minimal. Bio did however expend considerable amounts of time and capital in creating proprietary formulations for its reagents. These formulations are now a valuable company asset

(11)Costs and effects of compliance with environmental laws.
The nature of our production process is such that these costs are not significant and in the Issuer's accounts are charged to maintenance expense.

(12) The Issuer has seven employees. Five are on a permanent basis and two are on a part time basis. Corporate affairs are performed by an unsalaried Board of Directors.

ITEM  102  DESCRIPTION OF PROPERTY

(a) Neither the Issuer nor Bio, its sole subsidiary, own the offices and the production facilities they occupy.

The Issuer and Bio share offices and production facilities in rented space in a building at 3473 S.W. Palm City School Road, Palm City, Florida 34990. The area of these offices is 7800 square feet and the annual rental per square foot is $5.92 per year.
The lease has a life of ten years and expires August 31, 2009. It is renewable.

(b)Investing in real estate or mortgages, is not included in the current business activities of the Issuer nor does the present management have any plans to include it.

(c)The production and office equipment are carried in the accounts of the Issuer as indicated in the financial statements that make up an integral part of this form. In addition to their valuation it should be known that they are 90% owned and 10% leased. The payment on the leased equipment is $399 (telephone system $199, copier $200) per month for sixty months.
These leases have an option to purchase the equipment at the market price prevailing for the equipment at the termination of the lease.

ITEM  103  LEGAL PROCEEDINGS

(a)	Pending legal proceedings

On May 3, 2000, the subsidiary had a legal proceeding filed against it for the possession of a Hitachi 717 Analyzer. The monetary amount involved is $40,000. The subsidiary does not contest this suit and the amount is included in the Issuer's debts on its balance sheet.

(b)	Pending governmental agency procedures

As of the date of this submission, the Issuer had no pending governmental agency procedures against it and its management was not aware of any that were awaiting submission by any governmental agency.


ITEM 201  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)Market Information

The common stock of the Issuer is not traded publicly on any exchange.

(1)	Universal Bio-Medical Enterprise, Inc. common stock on
September, 2000, was held by 1,098 shareholders.
See Item 404 (b) for explanation of how these shareholders were created.
 .
(2)	No cash or stock dividends have been declared on the
Issuer's common stock because of a paucity of earnings and a lack of cash with which dividends could have been paid.


ITEM 202 DESCRIPTION OF SECURITIES

The Issuer has one class of capital stock issued and outstanding.

The Issuer's Articles of Incorporation authorize 10,000,000 (ten million) shares of common capital stock of no par value.

The common stock has the right to receive any and all dividends that may be declared from time to time by the Board of Directors of the Issuer and result from its operations.

Each common share is entitled to cast one vote in any matter legally presented to it.

No preemptive rights are inherent in the common stock.

No other material rights are contained other than the normal rights to a proportionate distribution of liquidating dividends after satisfaction of any and all prior claimants.

There is no provision in the Issuer's charter or by-laws that would delay, defer or prevent a change in control.

(A)	 Debt securities

The Issuer. has no debt securities outstanding.

(B)	Other securities to be offered

At this time, and in this document, the Issuer is registering no other securities.

ITEM 303  MANAGEMENT'S PLAN OF OPERATION

The following should be read in conjunction with the financial statements and notes thereto appearing in Item 310 of this Form and in the attached Exhibits. As indicated in the Financial Statements, there is doubt about the Issuer's ability to continue as a going concern due to its continuing lack of liquidity.

The Issuer plans to execute its business objectives by being a holding company that would own and manage the companies it acquires as inter-related operating subsidiaries. The Issuer intends to acquire businesses that provide effective solutions to escalating health care costs through management of available resources or through the development and marketing of technologies that impact the way health care is delivered. Profiles of potential target companies include companies that refurbish and recycle capital equipment to developing countries, developers, distributors and marketers of point of care and over the counter diagnostic products, manufacturers of clinical laboratory reagents and products, companies that address niche markets in the clinical laboratory arena and companies that assure human wellness by ensuring and monitoring the quality of our environment. In addition to its operating subsidiaries, the company intends to form strategic alliances with leading edge biotechnology companies that have unique products not otherwise available. The Issuer also seeks to establish such alliances with several leading researchers and universities to serve as a pipeline for commercialization of new products.

ITEM 304 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
 ACCOUNTING AND FINANCIAL DISCLOSURE

The auditor of the Issuer is Mr. Aaron Stein, CPA, 981 Allen Lane, Woodmere, New York 11598, New York. Telephone (516) 589-0520

The Issuer has not changed accountants during the last two fiscal years, nor has it had any disagreements with the accountant on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures.

ITEM  310  FINANCIAL STATEMENTS

(a)	See Exhibit  A

(b)	Interim financial statements have not been prepared.
They will be compiled and published in accordance with SEC rules and regulations.

(c)	Financial statements of businesses acquired or to be acquired.
This section is not applicable as there are no specific acquisitions being negotiated at this time.

(d)	Pro forma financial information. See Exhibits B.

(e)	Age of financial statements. The financial statements
included in this Form are for the Fiscal Years ending September 30, 1999 and September 30, 2000.


ITEM  401  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS;  COMPLIANCE WITH SECTION 16 (a) OF THE EXCHANGE ACT
DIRECTORS AND EXECUTIVE OFFICERS

			       Date of
Name	            Age           Position                 Election/Expires


Mack L. Hunter   68	President/Director  May 1998/May 2001

Deborah Ibrahim  29	Secretary/Director  June 1999/June2002

Michael Timms    56	Director	      May 1998/May 2001

Ronald Robbins   32	Director	      Sept 1999/May 2002

James Craig     51	Director	       Sept 2000/May 2003

The Issuer's directors are elected for a term of three years.

The following is a biographical summary of the experience of the directors and executive officers of Universal Bio-Medical Enterprises, Inc.

MACK L. HUNTER, President/Director.
Mack L. Hunter has proven ability in all areas of the retail and wholesale financing industry and especially lending, collections, business acquisitions, take-overs and servicing of all types of accounts. In-depth experience as a financial consultant allowed him to nurse a failing Truck/Trailer leasing company back to financial health thus permitting the owner to sell the firm. As President & CEO of a publicly held mobile home finance company he signed lenders, negotiated a merger with another public company and concluded all insurance agreements.
His experience was not all financial. As Regional Sales Specialist for a major national finance company, he built a new branch, handled dealer credit lines, and set volume objectives. He attended Murray State Teachers College majoring in Accounting and Business Administration and subsequently took many specialized courses with General Electric Corp.

DEBORAH MORRISON-IBRAHIM, Secretary/Director.
Deborah Ibrahim graduated from Purdue, with a degree in Management/Business Administration and an associate degree in Airport Management. Her prior position for several years was as an Executive Secretary to the managing partner of Coopers and Lybrand in Cairo, Egypt. She is fluent in two languages. Ms. Ibrahim will remain with the company in an Executive position.

MICHAEL M. TIMMS, Director.
Michael Timms has over 20 years experience in Environmental Services, from Plant Engineer, Regulatory Compliance, OSHA Regulations to
Hazardous Material Handling. He attended Butler University, Purdue University and Indiana University.

RONALD A. ROBBINS, Director.
Ronald Robbins currently is a Managing Partner of a Florida Licensed Reference Laboratory. He is responsible for marketing, accounting and future development.

JAMES CRAIG, Director.
James Craig has worked for the past 25 years in the Insurance Business. His background consists of a Regional Vice President of a top 100 Property Casualty Insurance Company, Board of Director of two Insurance Companies, Manager of one Company and presently owns four Insurance Agencies.

SIGNIFICANT EMPLOYEES

The Issuer's person responsible for executive management is Mack L. Hunter, its Chief Executive Officer who reports and is accountable to the Board of Directors.

FAMILY RELATIONSHIPS

The Corporate Secretary, Ms. Deborah Ibrahim, is related as a daughter to Mack L. Hunter, Chief Executive Officer of the Issuer.
There are no other family relationships between any directors or executive officers of the company, either by blood or by marriage.

DIRECTORSHIPS OF OTHER REPORTING COMPANIES

None of the officers and directors of the Issuer hold directorships in other reporting companies.

PROMOTERS AND CONTROL PERSONS

There are no promoters actively involved with the Issuer or Bio at this time.

The only control person evident is Mack L. Hunter, Chief Executive Officer.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Except as set forth below, during the past five years, no director, person nominated to become a director, executive officer, promoter or control person of the Issuer:

(1)	was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the
bankruptcy or two years prior to that time:    No

(2)	was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses):  No

(3)	was subject to any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his
involvement in any type of business, securities or banking activities:     No

(4)	was found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission, to have violated a federal or state securities or commodities law, and the judgement has not been
reversed, suspended or vacated:  		     No


ITEM 402  EXECUTIVE COMPENSATION

Executive compensation:

The only executive is the Chief Executive Officer, Mack L. Hunter.
The compensation he receives for services rendered to the Issuer, either in cash or in stock or in any other form of direct compensation or perquisites of any kind is as follows:
-5 year Contract providing for an annual salary of $102,000
-5 to 10% Annual Review for cost of living or productivity increase
-Bonus of 5% of Net Profit Before Taxes paid in cash and in Issuer's common stock

Director Compensation:

The directors of the Issuer receive no direct monetary compensation.
Upon election to the Board of Directors, they do however receive shares of the Issuer's common stock. This stock is investment stock under Rule 144. The directors receive no other compensation either in stock or in cash or in options or in stock appreciation rights or any perquisites of any kind.

ITEM 403  SECURITY OWNNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

(a)	Security ownership of certain beneficial owners.

As of the date of submission of this Form 10-SB, the following are known to the Issuer to be the beneficial owners of more than five percent of the Issuer's voting securities:

(b)	Security ownership of management


Title                   Name and        Amount of        Percent
of                       Address of      Beneficial	     of Class
Class                Beneficial      Ownership
                           Ownership

Common     Mack L. Hunter        200,200         9.29
	      3481 S.W. Palm City
                       School Rd.
	      Palm City, FL  34990


Common   Hilden, Inc.	             439,990	     20.42
	  1070 E. IndiantownRd
                    #208
	   Jupiter, FL  33477

Common   Mezzanine Finance    300,000	     13.92
                     Fund
	   1070 E. IndiantownRd
 	   #208
	   Jupiter, FL  33477

Common   Donna Grooms           150,146       6.97
	   157 Coventry Place
	   PBG, FL 33418

Common   Michael Timms            241,111     11.19
   	   5502 Whirlaway Cir
	   Indianapolis, IN  46237

Common   Judy Oatess	                 111,111      5.16
	   7415 Baden Drive
	   Indianapolis, IN 46278

Common   Charles Morford              111,111      5.16
    	   176 N. Cr 200 E.
	   Winchester, IN  47394


(c)	Changes in control

There are no internal arrangements either by agreement or in the by-laws of the Issuer that would inhibit or prohibit a change in control of the Company.

ITEM  404  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)	Transactions with management and others.-
As stated in item 101(a)(3), Eutro received 500,000 shares of the
Issuer's common stock in consideration of the sale of Bio to the Issuer. The board of directors of Eutro met and declared a distribution of assets to its shareholders and each of Eutro's 1090 shareholders received a pro rata share of the Issuer's shares. When these are added to the 8 Issuer shareholders listed in item 403 (b) equal the 1,098 shareholders indicated in Item 201(a)(1)
(b)	 Parents of the registrant.   The Issuer has
no parent company, corporation or parent entity of any kind.
(c)	Transactions with promoters. - During the
past five years the Issuer has had no transactions of any kind with promoters and no compensation of any kind, in either cash or securities has been paid to any promoters.

ITEM 601  EXHIBITS